Exhibit 99.1

707 Cayman Holdings Limited to Hold Extraordinary General Meeting on December 19, 2025

HONG KONG, December 9, 2025 (GLOBE NEWSWIRE) — 707 Cayman Holdings Limited (“707” or the “Company”) (NASDAQ: JEM) will hold an Extraordinary General Meeting of Shareholders (the “EGM”) at 5/F., AIA Financial Centre, 712 Prince Edward Road East, San Po Kong, Kowloon, Hong Kong at 10 a.m. (Hong Kong Time) on December 19, 2025 (which is 9 p.m. U.S. Eastern Time on December 18, 2025).

Holders of the Company’s ordinary shares listed in the register of members of the Company at the close of business on December 8, 2025 (U.S. Eastern Time) are entitled to receive notice of, and vote at, the EGM or at any adjournment or postponement that may take place.

Copies of the Notice of the EGM, which sets forth the resolutions to be proposed and for which adoption and approval from shareholders is sought, the Proxy Statement and the Proxy Card are available on the SEC’s website at www.sec.gov.

About 707 Cayman Holdings Limited

707 Cayman Holdings Limited is an exempted company incorporated in the Cayman Islands with limited liability with a Hong Kong-based subsidiary that sells quality apparel products and provides supply chain management total solutions to our customers spanning from Western Europe, North America to the Middle East. Our customers include mid-size brand owners and apparel companies that have comprehensive operations with private labels that are sold worldwide.

Safe Harbor Statement

This press release contains forward-looking statements that reflect our current expectations and views of future events, including but not limited to, the Company’s extraordinary general meeting. Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements involve various risks and uncertainties. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. We qualify all of our forward-looking statements by these cautionary statements.

707 Cayman Holdings Limited Contact:

HBK Strategy Limited

ir@hbkstrategy.com

+852 2156 0223